1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2005

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number	Page
1.1 Announcement, dated March 11, 2005

1.2 Announcement of 2004 Final Results, dated March 11, 2005

FORWARD-LOOKING STATEMENTS

The announcement constituting Exhibit 1.2 contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties, including those risks and uncertainties described under “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2003. These forward looking statements include, without limitation, statements relating to our business strategies, network expansion plans and related capital expenditure plans, the planned development of new mobile technologies and other technologies and related applications, the expected impact of tariff changes on our business, financial condition and results of operations, the expected impact of new services on our business, financial condition and results of operations, and future developments in the telecommunications industry in Mainland China, including the restructuring of the industry and changes in government policies. The words “anticipate”, “believe”, “estimate”, “expect”, “intend” and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements. We do not intend to update these forward-looking statements.

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

•	the effect of competition on the demand for and price of our services;

•	changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

•	changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the Chinese government’s policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into China’s telecommunications market and China’s economic growth.

2

In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including, among others:

•	our ability to obtain adequate financing on acceptable terms;

•	the adequacy of currently available spectrum or the availability of additional spectrum;

•	the availability of transmission lines and equipment, and the availability of the requisite number of sites for locating network equipment, on reasonable commercial terms;

•	our ability to develop or obtain new technology and related applications; and

•	the availability of qualified management and technical personnel.

We do not intend to update these forward-looking statements.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: March 14, 2005	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

Announcement

The Board of Directors (the “Board”) of China Mobile (Hong Kong) Limited (the “Company”) announces that it has been notified by Vodafone Group Plc. (“Vodafone”) that Vodafone has nominated its Deputy Chief Executive Officer, Sir Julian Michael Horn-Smith, to replace Dr. J. Brian Clark as a non-executive director of the Company. Accordingly, Dr. J. Brian Clark has resigned, as a result of taking on a new role within Vodafone Group, from his post as a non-executive director of the Company with effect from 11 March 2005. Dr. J. Brian Clark has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The Board takes this opportunity to acknowledge Dr. J. Brian Clark’s contributions to the Company, with the highest regard and deepest gratitude.

The Board is pleased to announce that, after the review and approval by the Board and the Nomination Committee of the Company, Sir Julian Michael Horn-Smith has been appointed as a non-executive director of the Company with effect from 11 March 2005. The Company welcomes Sir Julian Michael Horn-Smith as a member of the Board.

Sir Julian Michael Horn-Smith, age 56, is the Deputy Chief Executive Officer and an Executive Director of Vodafone. He has been a member of the Board of directors of Vodafone since June 1996. He is also Chairman of the Supervisory Board of Vodafone Deutschland, a Non-Executive Director of Smiths Group Plc. and Lloyds TSB Bank, a member of the Deutsch-Englische Gesellschaft e.V., and serves on the board of the Prince of Wales International Business Leaders Forum (IBLF). Since he joined Vodafone in 1984, Sir Julian Michael Horn-Smith has served as Marketing Executive, Managing Director of Vodapage Ltd., Vodafone Group International Ltd. and Vodafone AirTouch International Ltd., Chief Executive Officer for Europe and Chairman of the Management Board of Mannesmann AG, and Group Chief Operating Officer. Sir Julian Michael Horn-Smith holds a number of other directorships. His directorships held in listed public companies in the last three years include Vodafone, Smiths Group Plc, Lloyds TSB Group plc and Lloyds TSB Bank plc. He obtained an MSc degree in Business Administration from Bath University, and a BSc (Econ) degree from London University. Sir Julian Michael Horn-Smith has many years of management experience in the telecommunications industry worldwide.

Except as noted above, Sir Julian Michael Horn-Smith is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Sir Julian Michael Horn-Smith does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There are no other matters relating to the appointment of Sir Julian Michael Horn-Smith that need to be brought to the attention of the shareholders of the Company.

The service contract of Sir Julian Michael Horn-Smith with the Company does not provide for a specified length of service, and he will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Sir Julian Michael Horn-Smith will receive a director’s fee as proposed by the Board and approved by shareholders of the Company.

The Company believes that Sir Julian Michael Horn-Smith’s extensive management experience in the telecommunications industry and his valuable expertise will be of great benefit to the Company. The appointment of Sir Julian Michael Horn-Smith will also enhance the co-operation between the Company and Vodafone.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.

By Order of the Board

China Mobile (Hong Kong) Limited

He Ning

Executive Director and Vice President

Hong Kong, 11 March 2005

Exhibit 1.2

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

2004 ANNOUNCEMENT OF FINAL RESULTS

• Consolidated turnover reached RMB192.4 billion, up by 21.3%	• Pro-forma combined turnover of RMB204.0 billion, up by 13.9%
• Consolidated EBITDA of RMB107.2 billion, up by 16.2%	• Pro-forma combined EBITDA of RMB113.1 billion, up by 11.2%
• Consolidated net profit of RMB42.0 billion, up by 18.1%	• Sustained high pro-forma combined EBITDA margin of 55.4%
• Total subscribers exceeded 204.2 million, up by 44.3%	• Pro-forma combined net profit of RMB43.2 billion, up by 15.3%
• Proposed final dividend of HK$0.46 per share, including interim dividend of HK$0.20 per share paid, total dividend for 2004 amounting to HK$0.66 per share, representing a payout ratio of 32.7%

CHAIRMAN’S STATEMENT

Dear Shareholders,

During 2004, the Company unswervingly pursued the complementary development strategies of organic and external growth, fully utilized the Company’s competitive advantage in terms of scale, network, business and service, implemented refined management methods and enhanced execution capability. Even with relatively intensive market competition, the overall operational performance was outstanding and the Company continued to maintain its market leading position in Mainland China’s mobile telecommunications industry. The Company completed the acquisition of the mobile telecommunications companies in ten provinces (and autonomous region) and other telecommunications assets in Mainland China, thereby becoming the first overseas-listed PRC telecommunications company operating in all thirty-one provinces, autonomous regions and municipalities in Mainland China.

Financial Results

The Group achieved commendable financial results in 2004, during which operating revenue achieved notable growth with the benefit of good business growth and impetus from the asset acquisition, and reached RMB192,381 million, representing an increase of 21.3 per cent. from 2003. EBITDA reached RMB107,221 million, representing an increase of 16.2 per cent. over 2003. Net profit reached RMB42,004 million, representing an increase of 18.1 per cent. from 2003. EBITDA margin and net profit margin were maintained at high level. The Company’s basic earnings per share reached RMB2.14, representing an increase of 18.2 per cent. from 2003. The Group maintained its sound capital structure and robust free cash flow, thereby providing a stable and solid foundation for the Group’s future development.

For ease of comparison, on the assumption that the acquisition of Inner Mongolia and the other nine mobile telecommunications companies and other telecommunications assets in 2004 was completed on 1 January 2003, the Group’s 2004 pro-forma combined operating revenue reached RMB203,993 million, representing an increase of 13.9 per cent. compared to that of 2003. Pro-forma combined EBITDA reached RMB113,050 million, representing an increase of 11.2 per cent. compared to that of 2003. Pro-forma combined EBITDA margin was 55.4 per cent., and pro-forma combined net profit reached RMB43,207 million, representing an increase of 15.3 per cent. over the 2003 pro-forma combined net profit of RMB37,467 million (after adding back the deficit on revaluation of fixed assets of the newly acquired subsidiaries of RMB3,470 million).

Business Review

The Group’s businesses developed well in 2004, and its market leading position was further entrenched. Even with fairly intensive market competition, the Group still achieved relative stability in its high-value customer base and fairly high growth in new markets, and managed to slow down relatively the decrease in the Group’s average revenue per user per month (ARPU). As at 31 December 2004, the Group’s mobile subscriber base reached 204 million and pro-forma combined ARPU reached RMB92. It is especially worth mentioning that the development of the Group’s new businesses has achieved significant results. Compared to 2003, pro-forma combined revenue attributable to new businesses grew at a rate of 76.5 per cent. and the percentage of the Group’s total pro-forma combined revenue represented by such revenue reached 15.5 per cent., demonstrating swift growth. Among such services, “Short Message Service”, or “SMS”, maintained rapid growth. WAP, “Color Ring” and other businesses recorded impressive growth with WAP subscriber base exceeding 12.81 million and “Color Ring” subscriber base exceeding 27.21 million, thereby bringing impetus to the Group’s business development.

During 2004, the Group maintained its focus on its core mobile telecommunications businesses, implemented brand enhancement, further improved its customer service procedures, offered personalized service to its customers, consolidated its customer services and sales channels, comprehensively increased its overall sales capability thereby maintaining the loyalty of its high-value and corporate customers and further enhancing customer satisfaction. The Group has firmly maintained its market leading position in Mainland China’s mobile telecommunications industry, thereby providing a solid foundation for the entrenchment of the Company’s long term competitive advantage.

The Group continued with network optimization work in 2004 to increase its network utilization rate, to maintain a high network connection rate, to further increase its network coverage and network capability, and to maintain an overall leading position in terms of network quality. The coverage of the Group’s global roaming services was further extended. As of the end of December 2004, the Group’s GSM global roaming services covered 184 countries and regions and GPRS roaming services covered 73 countries and regions.

As a result of the Group’s overall capability and the high quality of its mobile telecommunications businesses and services, the Beijing Olympic Games Preparatory Committee formally announced in July 2004 that the Group was designated mobile telecommunications services partner for the Beijing 2008 Olympics.

Acquisition and Consolidation

On 1 July 2004, the Company completed its acquisition of the mobile telecommunications companies in Inner Mongolia and nine other provinces and other telecommunications assets in Mainland China, and became the first overseas-listed Chinese telecommunications enterprise to operate telecommunications businesses in all 31 provinces (autonomous regions and directly-administered municipalities) in Mainland China concurrently. Following the completion of the acquisition, the Group’s management structure has become more rationalized and refined, the Group’s coordination of its overall development target has been unified, and the Group’s management and operational efficiency has been further enhanced. The acquisition and restructuring involved the vigorous implementation of management reform within, and the enhancement of management and operational efficiency of, the newly acquired subsidiaries. As at 31 December 2004, the subscriber base of the newly acquired subsidiaries reached 28.95 million. The operating revenue of the newly acquired subsidiaries for the whole year reached RMB24,615 million, representing an increase of 19.2 per cent. from last year. EBITDA reached RMB12,051 million, representing an increase of 28.4 per cent. from last year. Net profit reached RMB3,788 million, representing an increase of 79.4 per cent. from the 2003 net profit of RMB2,112 million (after adding back the deficit on revaluation of fixed assets of RMB3,470 million). The business growth of the newly acquired subsidiaries has been remarkable and their performance has completely surpassed their profit forecast targets. These financial results reflect a confluence of strategic synergies.

Management of the Group

During 2004, the Company continued to improve its management, further refined its management methods and enhanced management efficiency, thereby effectively enhancing the overall execution capability of the Company. The Group perfected its comprehensive budget management and control system, strengthened its management structure, refined its management procedures, and at the same time strengthened the dynamic management of its investment projects to control costs at a reasonable level. The Group actively deepened the implementation of operational performance appraisals, strengthened the link between the Group’s overall performance and that of the subsidiaries, and fully realized the benefits of performance appraisals through close-loop management of budgets, appraisals and remuneration, thereby creating greater value for its shareholders. The Company’s outstanding performance has continued to be widely recognized. In 2004, the Company received a number of prestigious and important acknowledgements, including being selected by the Financial Times as one of the “Global 500 Largest Companies”; being selected, for the first time, by Business Week as one of its “Global 1000 Most Valuable Companies”, ranking the highest among the Chinese companies appearing in that list; and being selected for a third time as one of “The World’s 400 A-List Companies” by the renowned business magazine Forbes, thus becoming the only Chinese company to have been selected for three consecutive years.

Corporate Social Responsibility

The Company has always put emphasis on its responsibility to the community and its participation in social services. The Company made social contribution through its support of environmental protection, its provision of subsidies for the education of the poor, its provision of aid to disaster-afflicted areas and its participation in other charitable activities. At the end of 2004, the Board passed a resolution for the Company’s subsidiary in Mainland China to prepare and establish a charitable fund committee in Mainland China, thereby rendering the Company’s charitable activities more standardized and systematic. Following the tsunami disaster in the Indian Ocean, the Group took emergency steps, through the global SMS roaming platform, to send messages of condolence and SMSs containing emergency hotline service numbers of Chinese embassies and other organizations to its roaming customers in such regions, thereby providing assistance to compatriots during such difficult times. The Group also set up a SMS donation service to provide additional donation channels for the disaster relieving efforts.

Dividends

The Board considers that the Company’s strong free cash flow is capable of supporting the Company’s development, while also providing shareholders with a favorable cash return. Having taken into account such factors as the Company’s financial position, cash flow position and requirements to ensure the sustainable future growth of the Company’s business, the Board recommends payment of a final dividend of HK$0.46 per share for the financial year ended 31 December 2004. This, together with the interim dividend of HK$0.20 per share already paid during 2004, amounts to an aggregate dividend payment of HK$0.66 per share for the full financial year, representing an increase of 83.3 per cent. over the annual dividend of HK$0.36 per share for the financial year 2003 and a dividend payout ratio of 32.7 per cent.

The Company will endeavor to achieve a sustainable and steadily increasing dividend over the longer term, with a view to generating the best possible return for shareholders.

Looking to the Future

From a macro economic perspective, current trends indicate that the Chinese economy will continue to maintain relatively strong growth in the future. The continued steady growth in per capita disposable income will provide a solid economic foundation for the healthy development of the telecommunications industry. Great potential for development still exists in the mobile telecommunications market in Mainland China. As market competition continues to intensify and market regulation increases, competition will become more rational, and industry players will focus more on strengthening their respective competitive advantages and on sustainable enterprise development. With the mainstream Third Generation Mobile Communication Technology (3G) and products becoming more mature, all major mobile telecommunications companies of the world are actively undertaking their own 3G network planning and commercial implementation. The issuing of 3G licences in Mainland China may result in changes in the industry’s environment. Looking to the future, the Company will face great opportunities and challenges at the same time.

In the face of opportunities and challenges, the Group will endeavor to enhance its core competitiveness and will make use of its competitive advantages in terms of its large scale of operation, to implement on a continued basis a differentiated sales strategy, to promote rational competition and to entrench its market leading position. Whilst maintaining a stable growth in its core business revenue, the Company will put emphasis on innovation and business promotion to procure greater development in new businesses, thereby bringing new impetus to revenue growth. The Group will continue to enhance its network management to establish a world class telecommunications and IT supporting network. At the same time, the Group will fully utilize its existing competitive advantages in terms of its network, technology and resources, its market experience and its market leading position to actively prepare for 3G’s construction and development. At the same time, we will continue to refine our management methods to enhance the operational management of the Company. We will preserve our sound fundamentals, enhance our sustainable development capability, accurately seize investment opportunities, and achieve the maximization of enterprise value whilst providing premium services.

On the basis of the recommendation and arrangement of the Company’s controlling shareholder, Mr. Wang Xiaochu resigned from his positions as executive director, Chairman and Chief Executive Officer of the Company in November 2004. At the same time, I was appointed as executive director, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited. On behalf of the Board, I would like to express our highest regard and deepest thanks to Mr. Wang Xiaochu’s contribution to the Company. I also hope that my many years’ management experience and professional knowledge in the telecommunications industry will assist in the Company’s development. I will of course work hard in maintaining the sustained and stable development of the Company and create even better return to the investors.

Finally, I would like to take this opportunity to express my heart-felt thanks to all shareholders and friends in the society who have cared for and supported the Company, as well as to the Company’s entire workforce who has worked hard during the past year.

Wang Jianzhou

Chairman and Chief Executive Officer

Hong Kong, 11 March 2005 GROUP RESULTS

China Mobile (Hong Kong) Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2004.

CONSOLIDATED INCOME STATEMENT

		Year ended 31 December
	Note	2004		2003
		RMB million		RMB million
Operating revenue (Turnover)	4
Usage fees			128,534		111,027
Monthly fees			24,760		20,666
Other operating revenue	5		39,087		26,911

			192,381		158,604
Operating expenses
Leased lines			3,861		4,914
Interconnection			12,072		12,868
Depreciation			44,320		36,611
Personnel			9,717		7,700
Other operating expenses	6		62,677		43,308

			132,647		105,401

Profit from operations			59,734		53,203
Amortisation of goodwill			(1,930)		(1,850)
Other net income			3,167		2,464
Non-operating net income			900		434
Interest income			1,014		807
Finance costs			(1,679)		(2,099)

Profit from ordinary activities before taxation			61,206		52,959
Taxation	7		(19,180)		(17,412)

Profit from ordinary activities after taxation			42,026		35,547
Minority interests			(22)		9

Profit attributable to shareholders			42,004		35,556

Dividends attributable to the year:
Interim dividend declared and paid during the year	8		4,175		3,339
Final dividend proposed after the balance sheet date	8		9,614		4,178

			13,789		7,517
Earnings per share — Basic	9(a)	RMB	2.14	RMB	1.81

Earnings per share — Diluted	9(b)	RMB	2.13	RMB	1.81

Dividend per share — Interim	8	HK$	0.20	HK$	0.16

Dividend per share — Final	8	HK$	0.46	HK$	0.20

CONSOLIDATED BALANCE SHEET

	As at 31 December
	2004	2003
	RMB million	RMB million
Non-current assets
Fixed assets	218,063	171,604
Construction in progress	31,239	28,370
Goodwill	35,300	34,373
Interest in associates	—	16
Investment securities	77	77
Deferred tax assets	4,068	3,263
Deferred expenses	96	143

	288,843	237,846

Current assets
Inventories	2,499	2,050
Amount due from ultimate holding company	356	762
Accounts receivable	6,553	6,116
Other receivables	1,879	1,787
Prepayments and other current assets	2,974	2,128
Tax recoverable	235	258
Deposits with banks	20,264	17,227
Cash and cash equivalents	45,149	39,129

	79,909	69,457

Current liabilities
Bank loans and other interest-bearing borrowings	(8,180)	(13,090)
Bills payable	(1,676)	(2,059)
Current instalments of obligations under finance leases	(68)	(68)
Current portion of deferred revenue	(12,936)	(9,476)
Amount due to ultimate holding company	(459)	(1,352)
Amount due to immediate holding company	(98)	(47)
Accounts payable	(35,036)	(25,225)
Accrued expenses and other payables	(32,549)	(22,317)
Tax payable	(6,664)	(4,516)

	(97,666)	(78,150)

Net current liabilities	(17,757)	(8,693)

Total assets less current liabilities	271,086	229,153

Non-current liabilities
Bank loans and other interest-bearing borrowings	(13,000)	(19,407)
Amount due to immediate holding company	(23,633)	(9,976)
Deferred revenue, excluding current portion	(944)	(688)
Deferred tax liabilities	(105)	(97)

	(37,682)	(30,168)

Minority interests	(243)	(182)

NET ASSETS	233,161	198,803

CAPITAL AND RESERVES
Share capital	2,102	2,099
Reserves	231,059	196,704

	233,161	198,803

Notes:

1.	Basis of preparation

The Group’s audited consolidated results for the year ended 31 December 2004 include the results of the Company and its major subsidiaries, Guangdong Mobile Communication Company Limited (“Guangdong Mobile”), Zhejiang Mobile Communication Company Limited (“Zhejiang Mobile”), Jiangsu Mobile Communication Company Limited (“Jiangsu Mobile”), Fujian Mobile Communication Company Limited (“Fujian Mobile”), Henan Mobile Communication Company Limited (“Henan Mobile”), Hainan Mobile Communication Company Limited (“Hainan Mobile”), Beijing Mobile Communication Company Limited (“Beijing Mobile”), Shanghai Mobile Communication Company Limited (“Shanghai Mobile”), Tianjin Mobile Communication Company Limited (“Tianjin Mobile”), Hebei Mobile Communication Company Limited (“Hebei Mobile”), Liaoning Mobile Communication Company Limited (“Liaoning Mobile”), Shandong Mobile Communication Company Limited (“Shandong Mobile”), Guangxi Mobile Communication Company Limited (“Guangxi Mobile”), Anhui Mobile Communication Company Limited (“Anhui Mobile”), Jiangxi Mobile Communication Company Limited (“Jiangxi Mobile”), Chongqing Mobile Communication Company Limited (“Chongqing Mobile”), Sichuan Mobile Communication Company Limited (“Sichuan Mobile”), Hubei Mobile Communication Company Limited (“Hubei Mobile”), Hunan Mobile Communication Company Limited (“Hunan Mobile”), Shaanxi Mobile Communication Company Limited (“Shaanxi Mobile”), Shanxi Mobile Communication Company Limited (“Shanxi Mobile”), China Mobile Holding Company Limited, China Mobile (Shenzhen) Limited and Aspire Holdings Limited (“Aspire”) and its subsidiaries for the year ended 31 December 2004, the post-acquisition results of Neimenggu Mobile Communication Company Limited, Jilin Mobile Communication Company Limited, Heilongjiang Mobile Communication Company Limited, Guizhou Mobile Communication Company Limited, Yunnan Mobile Communication Company Limited, Xizang Mobile Communication Company Limited, Gansu Mobile Communication Company Limited, Qinghai Mobile Communication Company Limited, Ningxia Mobile Communication Company Limited, Xinjiang Mobile Communication Company Limited, Beijing P&T Consulting & Design Institute Company Limited and China Mobile Communication Company Limited for the period from 1 July 2004 to 31 December 2004.

The Group’s audited consolidated results for the year ended 31 December 2003 include the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile, Shanxi Mobile, China Mobile Holding Company Limited, China Mobile (Shenzhen) Limited and Aspire and its subsidiaries for the year ended 31 December 2003.

2.	Recently issued accounting standards

Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3.	Segment reporting

No analysis of the Group’s turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group’s operating activities are carried out in the People’s Republic of China (the “PRC”) and less than 10 per cent. of the Group’s turnover and contribution to profit from operations were derived from activities outside the Group’s mobile telecommunications and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group’s total assets.

4.	Turnover

Turnover represents usage fees, monthly fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax and government surcharges. Business tax and government surcharges are charged at 3.0 to 3.3 per cent. of the corresponding revenue.

5.	Other operating revenue

Other operating revenue mainly represents charges for wireless data and value-added services and interconnection revenue.

6.	Other operating expenses

Other operating expenses primarily comprise selling and promotion expenses, provision for doubtful accounts, operating lease charges, maintenance charges, debt collection fees, spectrum charges, write-off of fixed assets and other miscellaneous expenses.

7.	Taxation

Taxation in the consolidated income statement represents:

	2004	2003
	RMB million	RMB million
Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	20,145	16,020
Over-provision in respect of PRC enterprise income tax for prior year	(357)	(375)

	19,788	15,645
Deferred tax
Origination and reversal of temporary differences	(608)	1,767

	19,180	17,412

(i)	No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the years ended 31 December 2004 and 2003.
(ii)	The provision for the PRC enterprise income tax is based on a statutory rate of 33 per cent. of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the year, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30 per cent. and 15 per cent. respectively.

8.	Dividends

	2004	2003
	RMB million	RMB million
Interim dividend declared and paid of HK$0.20 (equivalent to approximately RMB0.21) (2003: HK$0.16 (equivalent to approximately RMB0.17)) per share	4,175	3,339
Final dividend proposed after the balance sheet date of HK$0.46 (equivalent to approximately RMB0.49) (2003: HK$0.20 (equivalent to approximately RMB0.21)) per share	9,614	4,178

	13,789	7,517

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

9.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to shareholders of RMB42,004,000,000 (2003: RMB35,556,000,000) and the weighted average number of 19,673,185,236 shares (2003: 19,671,653,899 shares) in issue during the year.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the adjusted profit attributable to shareholders of RMB42,133,000,000 (2003: RMB35,685,000,000), after adding back the interest expense on the convertible notes, and the weighted average number of 19,774,092,867 shares (2003: 19,762,812,436 shares) issued and issuable after adjusting for the effects of all dilutive potential ordinary shares, as if all the outstanding share options and convertible notes issued by the Company had been exercised or converted into ordinary shares at the date of issue.

GROUP UNAUDITED PRO FORMA RESULTS

The unaudited pro forma financial information of the Group for the year ended 31 December 2004 set out below have been reviewed by KPMG. The report thereon from KPMG will be included in the Company’s annual report for the year ended 31 December 2004. The unaudited pro forma financial information for the year ended 31 December 2003 was extracted from the circular of the Company dated 3 May 2004. The unaudited pro forma condensed income statements should be read in conjunction with the audited financial statements of the Group included in the Company’s annual report for the year ended 31 December 2004 and the circular of the Company dated 3 May 2004.

UNAUDITED PRO FORMA CONDENSED INCOME STATEMENT

	Year ended 31 December
	2004	2003
	RMB million	RMB million
Operating revenue (Turnover)
Usage fees	136,876	125,702
Monthly fees	26,458	24,067
Other operating revenue	40,659	29,299

	203,993	179,068

Operating expenses
Leased lines	4,199	5,597
Interconnection	12,705	14,066
Depreciation	48,059	42,642
Personnel	10,655	9,721
Other operating expenses	66,727	50,688

	142,345	122,714

Profit from operations	61,648	56,354
Deficit on revaluation of fixed assets	—	(3,470)
Amortisation of goodwill	(2,080)	(2,072)
Other net income	3,343	2,667
Non-operating net income	949	527
Interest income	948	691
Finance costs	(1,915)	(2,580)

Profit from ordinary activities before taxation	62,893	52,117
Taxation	(19,664)	(18,129)

Profit from ordinary activities after taxation	43,229	33,988
Minority interests	(22)	9

Net profit	43,207	33,997

Introduction to the unaudited pro forma financial information of the Group for the year ended 31 December 2004

On 1 July 2004, the acquisition (the “Acquisition”) of Neimenggu Mobile Communication Company Limited, Jilin Mobile Communication Company Limited, Heilongjiang Mobile Communication Company Limited, Guizhou Mobile Communication Company Limited, Yunnan Mobile Communication Company Limited, Xizang Mobile Communication Company Limited, Gansu Mobile Communication Company Limited, Qinghai Mobile Communication Company Limited, Ningxia Mobile Communication Company Limited, Xinjiang Mobile Communication Company Limited, Beijing P & T Consulting & Design Institute Company Limited and China Mobile Communication Company Limited (each individually referred to as a “Target Company”, and together with its subsidiary collectively referred to as the “Target Group”) by the Company was completed. The consideration of US$3,650 million (equivalent to approximately RMB30,210 million) was satisfied by the payment of an initial consideration of US$2,000 million (equivalent to approximately RMB16,553 million) and a deferred consideration of US$1,650 million (equivalent to approximately RMB13,657 million). The initial consideration was satisfied by cash. The deferred consideration is interest bearing and repayable within fifteen years.

The audited consolidated financial statements of the Group for the year ended 31 December 2004 includes the post-acquisition results of the Target Group for the period from 1 July 2004 to 31 December 2004. For the purpose of providing additional information to illustrate the effect of the Acquisition on the financial statements of the Group, the accompanying unaudited pro forma condensed income statement for the year ended 31 December 2004 is prepared to give effect to the above transaction as if such transaction had taken place on 1 January 2004.

The accompanying unaudited pro forma financial information is prepared in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), based upon the audited consolidated financial statements of the Group for the year ended 31 December 2004 and the audited combined income statement of the Target Group for the period from 1 January 2004 to 30 June 2004 after giving effect to the pro forma adjustments described in the accompanying notes. A narrative description of the pro forma adjustments that are (i) directly attributable to the transaction; (ii) expected to have a continuing impact on the Group; and (iii) factually supportable, are summarised in the accompanying notes.

The unaudited pro forma financial information is based on a number of assumptions, estimates, uncertainties and currently available information, and is provided for illustrative purposes. Accordingly, as a result of the uncertain nature of the accompanying unaudited pro forma financial information, it may not give a true picture of the actual financial position or results of the Group’s operations that would have been attained had the Acquisition actually occurred on 1 January 2004. Further, the accompanying unaudited pro forma financial information of the Group does not purport to predict the Group’s future financial position or results of operations. Unaudited pro forma condensed income statement For the year ended 31 December 2004

	The Group	The Target Group	Pro forma adjustments	Note		Adjusted balance
	RMB million	RMB million	RMB million			RMB million
Operating revenue (Turnover)
Usage fees	128,534	8,342				136,876
Monthly fees	24,760	1,698				26,458
Other operating revenue	39,087	1,689	(117)	(a	)	40,659

	192,381	11,729				203,993

Operating expenses
Leased lines	3,861	338				4,199
Interconnection	12,072	728	(95)	(a	)	12,705
Depreciation	44,320	3,739				48,059
Personnel	9,717	938				10,655
Other operating expenses	62,677	4,072	(22)	(a	)	66,727

	132,647	9,815				142,345

Profit from operations	59,734	1,914				61,648
Amortisation of goodwill	(1,930)	—	(150)	(b	)	(2,080)
Other net income	3,167	176				3,343
Non-operating net income	900	49				949
Interest income	1,014	18	(84)	(c	)	948
Finance costs	(1,679)	(59)	(177)	(d	)	(1,915)

Profit from ordinary activities before taxation	61,206	2,098				62,893
Taxation	(19,180)	(511)	27	(e	)	(19,664)

Profit from ordinary activities after taxation	42,026	1,587				43,229
Minority interests	(22)	—				(22)

Net profit	42,004	1,587				43,207

Description of pro forma adjustments

(a)	Elimination of the intercompany transactions between the Target Group and the Group on a combined basis.

(b)	To record the amortisation of positive goodwill as a result of the acquisition of the Target Companies as if the acquisition had taken place on 1 January 2004. The amortisation is calculated to write off the cost of positive goodwill on a straight line basis over 20 years.

(c)	To adjust for reduction in the interest income for the initial cash consideration to be taken from the internal resources of the Group as if the transaction had taken place on 1 January 2004.

(d)	To record the interest expense of the deferred consideration at 2.595% per annum as if the Acquisition had taken place on 1 January 2004. The interest expense is not deductible for taxation purposes.

(e)	To record the tax effect of the pro forma adjustment described in note (d) above.

DISCUSSIONS OF SELECTED ITEMS OF THE RESULTS FOR THE YEAR 2004

1.	Strong Cash Flow and Sound Capital Structure

In 2004, the Group continued to maintain a strong cash flow. The Group’s actual net cash flow from operating activities was RMB103,779 million and free cash flow (actual net cash flow from operating activities after deduction of actual capital expenditure incurred) was RMB42,381 million. At the end of 2004, the Group’s total cash and bank balances were RMB65,413 million, of which 94.6 per cent., 3.3 per cent. and 2.1 per cent. were denominated in RMB, U.S. dollars and Hong Kong dollars, respectively.

To further reduce the cost of capital, the Group continued to reinforce its centralized treasury function, making appropriate allocations of overall capital, thereby enhancing the Group’s ability to deploy internal funds with maximum utility. In accordance with its overall capital arrangement, in 2004 the Group redeemed US$600 million due fixed-rate notes with its own funds, and paid part of the consideration for the acquisition of the mobile telecommunications companies in Inner Mongolia and nine other provinces and other telecommunications assets in 2004. Robust cash generating capability and stable capital management have provided a solid foundation for the long-term development of the Group.

At the end of 2004, the Group’s debt to capitalization ratio (capitalization represents the sum of total debt and shareholder’s equity) was approximately 16.6 per cent. The sum of long-term loans and short-term loans was RMB46,557 million, representing an increase of RMB1,957 million over the previous year, mainly due to the adoption of debt financing for payment of a portion of the purchase consideration for its acquisition of the mobile telecommunications companies in Inner Mongolia and nine other provinces and other telecommunications assets in Mainland China, and the inclusion of net debt of the newly acquired subsidiaries. Nevertheless, the Group’s financial position continued to remain at a sound level. Of the total borrowings, 36.8 per cent. was in RMB (consisting principally of RMB bonds, bank loans and finance leases), and 63.2 per cent. was in U.S. dollars (consisting principally of U.S. dollar-denominated convertible notes, as well as the balance of the deferred consideration for the acquisition of the eight and ten provincial telecommunications operators). Approximately 63.8 per cent. of the Group’s borrowings were made at floating interest rates. The actual average interest rate of borrowings (including capitalized interest) of the Group in 2004 was approximately 3.72 per cent., whereas the actual interest coverage multiple (ratio of profit before interest and tax to interest expenses) was 37 times. This position reflects the prudent financial risk management policies consistently adopted by the Group, as well as its solid cash flow and sound repayment capability. In the first half of 2004, Standard and Poor’s upgraded the Company’s corporate credit rating to sovereign-grade “BBB+/Positive Outlook” and Moody’s also upgraded the Company’s corporate credit rating to “A3/Positive Outlook”, reflecting that the prudent financial measures consistently adopted by the Group have won further recognition from the market.

The Group will continue to pursue prudent financial policies, strictly control financial risk, maintain its strong cash-flow generating capability, realize its competitive advantages, allocate its resources in a scientific manner, maintain debt at a sustainable level, lower its overall cost of capital and reinforce and develop favorable economic efficiency, with a view to generating greater returns for our shareholders.

2.	Capital Expenditure

The Group’s capital expenditure in 2004 was approximately US$7.8 billion, which represents an increase of approximately US$100 million from the original plan, and was mainly used to increase investment in GSM networks in order to meet strong market demand. To satisfy development needs, the capital expenditure budget set for each of the three years from 2005 to 2007 is US$7.8 billion, US$6.5 billion and US$5.5 billion, respectively. The capital expenditure for the next three years will be used mainly for the construction of GSM networks, support systems and transmission facilities, and for the development of new technologies and new businesses. Such capital expenditure budget does not include investment of 3G construction.The required funding will be sourced largely from cash generated from the Group’s operating activities.

3.	Personnel Expenses

The Group has always emphasized the importance of a highly-efficient staff management and incentive structure, the continuous promotion of human resources management, the implementation of comprehensive budget management, and effective performance-based evaluations, thereby maintaining the competitiveness of the Group’s staff while maintaining effective control over personnel expenses. The pro-forma personnel expenses were RMB10,655 million in 2004, representing an increase of 9.6 per cent. from the previous year. However, the pro-forma personnel expenses as a percentage of operating revenue amounted to 5.2 per cent., representing a slight decline from the previous year. The Group had a total of 88,127 employees as at 31 December 2004.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters including the review of the audited financial statements for the year ended 31 December 2004.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

Throughout the year ended 31 December 2004 the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”) which was in force prior to 1 January 2005, except that non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company’s annual general meeting in accordance with the Company’s Articles of Association.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the year ended 31 December 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 10 May 2005 to 12 May 2005 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s register, Hong Kong Registrars Limited, Room 1901 - 1905, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4p.m. on 9 May 2005.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The 2004 annual report containing the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules in force prior to 31 March 2004, which remain applicable to results announcement in respect of accounting period commencing before 1 July 2004 under the transitional arrangements, will be published on the website of the Stock Exchange in due course.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the years ended 31 December 2003 or 2004 but is derived from those financial statements.

The unaudited pro forma financial information set out above also does not constitute the Company’s statutory financial statements. Statutory financial statements for the year ended 31 December 2004, which contain an unqualified auditors report, will be delivered to the Registrar of Companies, and despatched to shareholders as well as made available on the Company’s website at http://www.chinamobilehk.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.